Pricing Term Sheet	Issuer Free Writing Prospectus
Dated August 17, 2012	Filed Pursuant to Rule 433
Registration Statement No. 333-183336
Supplementing the Preliminary
Prospectus Supplements dated August 16, 2012
(To Prospectus dated August 16, 2012)

Molycorp, Inc.

6.00% Convertible Senior Notes due 2017

and

Common Stock

The information in this pricing term sheet relates to Molycorp, Inc.’s offering of its 6.00% Convertible Senior Notes due 2017 (the “Notes Offering”) and its offering of shares of its common stock (the “Common Stock Offering”) and should be read together with the preliminary prospectus supplement dated August 16, 2012 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and the preliminary prospectus supplement dated August 16, 2012 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), in each case, including the documents incorporated by reference therein, and the base prospectus dated August 16, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-183336. Terms used herein but not defined herein shall have the respective meanings as set forth in the Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

General

Issuer:	Molycorp, Inc. (“Molycorp”)

Ticker / Exchange:	MCP / The New York Stock Exchange (“NYSE”)

Notes Offering

Securities offered:	6.00% Convertible Senior Notes due 2017 (the “Notes”)

Aggregate principal amount offered (excluding the underwriters’ over-allotment option):	$360,000,000

Offering price:	The Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from August 22, 2012

Underwriters’ over-allotment option:	$54,000,000 aggregate principal amount of Notes

Annual interest rate:	The Notes will bear interest at a rate equal to 6.00% per annum from August 22, 2012

Interest payment dates:	March 1 and September 1 of each year, beginning on March 1, 2013

Maturity date:	September 1, 2017

Conversion premium:	Approximately 20% above the public offering price in the Common Stock Offering

Initial conversion price:	Approximately $12.00 per share of Common Stock

Initial conversion rate:	83.3333 shares of Common Stock per $1,000 principal amount of Notes

CUSIP:	608753 AF6

ISIN:	US608753AF69

Ranking:	The Notes will be Molycorp’s senior unsecured obligations and will rank:

• senior in right of payment to Molycorp’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes;

• equal in right of payment to Molycorp’s existing and future unsecured indebtedness that is not so subordinated;

• effectively junior in right of payment to any of Molycorp’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• structurally junior to all existing and future indebtedness (including trade payables) incurred by Molycorp’s subsidiaries.

Fundamental change:	If Molycorp undergoes a “fundamental change” (as defined in the Notes Preliminary Prospectus Supplement), subject to certain conditions, holders may require Molycorp to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Notes Preliminary Prospectus Supplement.

Redemption at Molycorp’s option:	Molycorp may not redeem the Notes prior to September 1, 2015. Molycorp may redeem for cash all or part of the Notes, at its option, on any business day on or after September 1, 2015 if the last reported sale price of the Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which Molycorp provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which Molycorp provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that Molycorp is not required to redeem or retire the Notes periodically.

Molycorp will give notice of any redemption not less than 40 nor more than 60 calendar days before the redemption date by mail or electronic delivery to the trustee, the paying agent and each holder of Notes. See “Description of Notes—Optional Redemption” in the Notes Preliminary Prospectus Supplement.

Use of proceeds:

Molycorp estimates that the net proceeds from the Notes Offering will be approximately $343.6 million (or approximately $395.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated fees and expenses payable by Molycorp.

Molcyorp intends to use the net proceeds from the Notes Offering, along with any net proceeds Molycorp receives from the Common Stock Offering, to fund operating expenses, working capital, capital expenditures and any other cash requirements for the remainder of 2012 and the first six months of 2013, including, without limitation, capital expenditures at Molycorp’s Mountain Pass facility and other capital projects, as well as other cash requirements, such as cash payments in August 2012 to certain holders of debentures due in connection with the exercise of certain buyout and conversion rights triggered by the change of control provisions contained in the underlying indenture. See “Use of Proceeds” in the Notes Preliminary Prospectus Supplement.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to Molycorp:

	Per Note	Total
Public offering price(1)	$1,000.00	$360,000,000.00
Underwriting discounts and commissions(2)	$45.00	$16,200,000.00
Proceeds, before expenses, to Molycorp	$955.00	$343,800,000.00

(1) Plus accrued interest, if any, from the Settlement Date. (2) Will not apply to Notes purchased by directors, officers and certain other related parties.

Adjustment to conversion rate upon a make-whole fundamental change:

The table below sets forth the number of additional shares, if any, of Common Stock to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Notes Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole fundamental change.

	Stock Price
Effective Date	$10.00	$11.00	$12.00	$13.00	$15.00	$17.50	$20.00	$25.00	$30.00	$50.00	$75.00	$100.00
August 16, 2012	16.6667	14.2348	12.1814	10.6256	8.4576	6.7417	5.5890	4.0869	3.1181	1.2187	0.3991	0.1832
September 1, 2012	16.6667	14.2336	12.1804	10.6250	8.4572	6.7415	5.5888	4.0868	3.1180	1.2186	0.3991	0.1832
September 1, 2013	16.6667	12.5211	10.2757	8.6429	6.5297	5.0447	4.1467	3.0503	2.3573	0.9871	0.3574	0.1804
September 1, 2014	16.6667	11.0366	8.3690	6.4685	4.2064	2.9464	2.3699	1.7692	1.3967	0.6544	0.2922	0.1770
September 1, 2015	16.6667	10.2886	7.2106	4.8094	1.1671	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 1, 2016	16.6667	9.1551	5.9878	3.8878	0.9519	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 1, 2017	16.6667	7.5758	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 100.0000 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Notes Preliminary Prospectus Supplement.

Common Stock Offering

Securities offered (excluding the underwriter’s option to purchase additional Shares):

25,800,000 shares of common stock, par value $0.001 per share, of Molycorp (the “Common Stock”), of which 12,000,000 shares are being offered and sold by Molycorp (the “Primary Shares”) and up to 13,800,000 shares will be loaned by Molycorp to the Share Borrower (the “Borrowed Shares”). 7,500,000 of the Borrowed Shares (the “Initial Borrowed Shares”) will be sold by the Underwriter of the Common Stock Offering concurrently with the Primary Shares for settlement on the Settlement Date. The remaining up to 6,300,000 Borrowed Shares (the “Supplemental Borrowed Shares”) may be sold from time to time by the Share Borrower, or its affiliates, following the sale of the Initial Borrowed Shares, in transactions, including block sales, on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The Supplemental Borrowed Shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of the Supplemental Borrowed Shares, the Share Borrower, or its affiliates, may effect such transactions by selling the shares of Common Stock to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the Share Borrower and/or from purchasers of shares of Common Stock for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the Share Borrower, or its affiliates, sells any Supplemental Borrowed Shares, it or its affiliates may, in its discretion, purchase an equal number of shares of Common Stock on the open market.

Underwriter’s option to purchase additional Shares:	1,800,000 Primary Shares

Share Borrower:	Morgan Stanley Capital Services LLC, an affiliate of Morgan Stanley & Co. LLC

Share lending agreement:	The Borrowed Shares will be lent by Molycorp to the Share Borrower pursuant to a share lending agreement between Molycorp and the Share Borrower, acting through its agent. While the Borrowed Shares will be considered issued and outstanding for corporate law purposes, Molycorp believes that under U.S. generally accepted accounting principles currently in effect, the Borrowed Shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the Borrowed Shares are required to be returned to Molycorp. Molycorp will not receive any proceeds from the sale of the Borrowed Shares in the Common Stock Offering, but will receive a nominal lending fee from the Share Borrower for the use of the Borrowed Shares.

Public offering price, underwriting discount and proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to Molycorp:

	Per Primary Share	Per Borrowed Share	Total
Public offering price	$10.00	$10.00	$195,000,000.00
Underwriting discounts and commissions(1)	$0.60	$0.00	$7,200,000.00
Proceeds, before expenses, to Molycorp	$9.40	$0.00	$112,800,000.00

(1) Will not apply to shares of Common Stock purchased by directors, officers and certain other related parties.

Other Offering Information

Trade date:	August 17, 2012

Settlement date:	August 22, 2012

Joint book-running managers for the Notes Offering:	Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC

Underwriter of the Common Stock Offering:	Morgan Stanley & Co. LLC

The Issuer has filed a registration statement (including the Notes Preliminary Prospectus Supplement, the Common Stock Preliminary Prospectus Supplement, each dated August 16, 2012, and an accompanying prospectus for each, dated August 16, 2012) with the Securities and Exchange Commission, or SEC, for the Notes Offering and the Common Stock Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement, the Common Stock Preliminary Prospectus Supplement and each accompanying prospectus in that registration statement and other documents Molycorp has filed with the SEC for more complete information about Molycorp, the Notes Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, by calling (866) 718-1649 or by e-mailing prospectus@morganstanley.com or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, e-mail: newyork.prospectus@credit-suisse.com or toll free at (800) 221-1037.

This communication should be read in conjunction with the Notes Preliminary Prospectus Supplement, the Common Stock Preliminary Prospectus Supplement, each dated August 16, 2012, and the accompanying prospectus, dated August 16, 2012. The information in this communication supersedes the information in the Notes Preliminary Prospectus Supplement, the Common Stock Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Notes Preliminary Prospectus Supplement, Common Stock Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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